Balance Sheet

iHealthScreen Incorporation

As of Dec 31, 2025

	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Assets		
Current Assets		
Bank Accounts		
Bank of America Savings -7285	-14.74	0.26
BUS COMPLETE CHK (8561) - 2	-5,738.73	19,975.22
Chase Savings 1176	20,362.17	
Total for Bank Accounts	**$14,608.70**	**$19,975.48**
Other Current Assets		
Payroll Refunds	4,790.64	4,771.78
Prepaid Rent	1,000.00	1,000.00
Total for Other Current Assets	**$5,790.64**	**$5,771.78**
Total for Current Assets	**$20,399.34**	**$25,747.26**
Fixed Assets		
Accumulated Depreciation	-130,351.00	-130,351.00
Computer Equipment	140,820.35	140,820.35
Medical Equipment	297,497.09	202,347.09
Total for Fixed Assets	**$307,966.44**	**$212,816.44**
Total for Assets	**$328,365.78**	**$238,563.70**
Liabilities and Equity		
Liabilities		
Current Liabilities		
Credit Cards		
Amex Platinum 12002	8,268.34	139.63
Total for Credit Cards	**$8,268.34**	**$139.63**
Other Current Liabilities		
Payroll Liabilities		
Federal Taxes (941/944)	86,106.26	43,942.38
Federal Unemployment (940)	2,624.05	1,670.22
NM Income Tax	804.00	
NYS Employment Taxes	1,887.89	1,641.70
NYS Income Tax	5,925.09	1,255.85
Total for Payroll Liabilities	**$97,347.29**	**$48,510.15**
Total for Other Current Liabilities	**$97,347.29**	**$48,510.15**
Total for Current Liabilities	**$105,615.63**	**$48,649.78**

Balance Sheet

iHealthScreen Incorporation

As of Dec 31, 2025

	TOTAL	
	AS OF DEC 31, 2025	AS OF DEC 31, 2024 (PY)
Long-term Liabilities		
EIDL Loan	87,020.00	89,900.00
Intuit Loan	4,592.20	4,592.20
Notes Payable - Rezual	13,000.00	13,000.00
Notes Payable - Runnel	2,000.00	2,000.00
Shareholder Loan (ABhuiyan)	87,040.61	78,433.90
Total for Long-term Liabilities	**$193,652.81**	**$187,926.10**
Total for Liabilities	**$299,268.44**	**$236,575.88**
Equity		
Common Stock	252,215.54	207,250.54
Owner's Investment	125,000.00	125,000.00
S.A.F.E Investment	500,000.00	500,000.00
Retained Earnings	-830,262.72	-991,948.41
Net Income	-17,855.48	161,685.69
Total for Equity	**$29,097.34**	**$1,987.82**
Total for Liabilities and Equity	**$328,365.78**	**$238,563.70**

Profit and Loss

iHealthScreen Incorporation

January-December, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
Income		
Grant Income	934,592.63	647,894.00
Interest Earned	0.17	
Sales	88,081.76	12,445.00
Total for Income	**$1,022,674.56**	**$660,339.00**
Gross Profit	**$1,022,674.56**	**$660,339.00**
Expenses		
Advertising & Marketing	236.90	2.19
Ask My Accountant	0.00	0.00
Bank Charges & Fees	2,604.48	397.48
Car & Truck	18,811.52	24,558.88
Clinical Trials	364,503.00	42,200.00
Cloud Computing services	11,453.66	12,372.76
Consultant	5,294.43	10,406.07
Contractors	75,696.26	52,057.15
Dues & Subscriptions	752.61	664.00
Fees and Licenses	1,419.00	12,185.00
Gas & Tolls	4,945.45	676.25
Ground Transportation	384.80	200.41
Insurance	2,896.61	799.51
Interest Paid	370.04	6,268.43
Internet Costs	4,609.72	3,182.40
Legal & Professional Services	21,765.70	32,525.06
Meals & Entertainment	2,895.44	617.66
Office Expense	9,839.19	2,163.09
Office Supplies & Software	9,784.56	2,103.86
Payroll Expenses		
Taxes	21,796.91	12,687.95
Wages	283,703.37	148,443.73
Employee Benefits		9,007.08
Total for Payroll Expenses	**$305,500.28**	**$170,138.76**
Postage & Shipping	21.31	
Regulatory License	19,393.35	2,834.64
Rent & Lease	24,780.79	22,229.64
Repairs & Maintenance	3,357.42	6,550.00
Research & Development	100,388.95	63,475.00
Seminars and conferences	1,075.99	1,047.24
Shipping, Freight & Delivery	854.87	
Telephone	542.93	122.95
Tradeshow	370.00	
Travel	43,922.95	26,085.51
Utilities	1,685.45	1,992.32
Website	372.38	687.57

Profit and Loss

iHealthScreen Incorporation

January-December, 2025

	TOTAL	
	JAN 1 - DEC 31 2025	JAN 1 - DEC 31 2024 (PY)
Security System		109.48
Total for Expenses	**$1,040,530.04**	**$498,653.31**
Net Operating Income	**-$17,855.48**	**$161,685.69**
Net Other Income		
Net Income	**-$17,855.48**	**$161,685.69**

Statement of Cash Flows

iHealthScreen Incorporation
January 1-December 31, 2025

FULL NAME	TOTAL
OPERATING ACTIVITIES	
Net Income	-17,855.48
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Amex Platinum 12002	8,128.71
Direct Deposit Payable	0.00
Payroll Liabilities:Federal Taxes (941/944)	42,163.88
Payroll Liabilities:Federal Unemployment (940)	953.83
Payroll Liabilities:NM Income Tax	804.00
Payroll Liabilities:NYS Employment Taxes	246.19
Payroll Liabilities:NYS Income Tax	4,669.24
Payroll Refunds	-18.86
Total for Adjustments to reconcile Net Income to Net Cash provided by operations:	**$56,946.99**
Net cash provided by operating activities	**$39,091.51**
INVESTING ACTIVITIES	
Medical Equipment	-95,150.00
Net cash provided by investing activities	**-$95,150.00**
FINANCING ACTIVITIES	
Common Stock	44,965.00
EIDL Loan	-2,880.00
Shareholder Loan (ABhuiyan)	8,606.71
Net cash provided by financing activities	**$50,691.71**
NET CASH INCREASE FOR PERIOD	**-$5,366.78**
Cash at beginning of period	**$19,975.48**
CASH AT END OF PERIOD	**$14,608.70**